

November 26, 2010

Bowne & Co., Inc.
Scott L. Spitzer
Senior Vice President and General Counsel
55 Water Street
New York, NY 10041
U.S.A.

     Re: **Bowne & Co, Inc.**
            Form 10-K
            Filed March 2, 2010
            Amendment No. 1 to Form 10-K
            Filed April 20, 2010
            File No. 001-05842

Dear Mr. Spitzer:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Max A. Webb
               Assistant Director